October 28, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             Essent Group Ltd.

Amendment No. 3 to Registration Statement on Form S-1

Filed October 21, 2013

File No. 333-191193

Dear Mr. Riedler:

On behalf of our client, Essent Group Ltd., a limited liability company organized under the laws of Bermuda (the “Company”), please find below the Company’s response to the comment letter sent to Mark Casale, the Company’s President and Chief Executive Officer, dated October 25, 2013, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), relating to Amendment No. 3, filed on October 21, 2013, to the Registration Statement on Form S-1 filed on September 16, 2013 (as amended from time to time, the “Registration Statement”).

The numbered paragraphs in italics below set forth the Staff’s comments together with our response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment. Unless the context otherwise indicates, references herein to the “Company” include the Company’s direct and indirect subsidiaries.

General

1.                                      We note your counsel’s opinion stating that the issued shares will be validly issued, fully paid and non-assessable. Please have your counsel amend its opinion to state that the issued shares are validly issued, fully paid and non-assessable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Issued Shares (as defined in that certain Opinion of Conyers Dill & Pearman Limited, dated as of October 21, 2013) will only be validly issued, fully paid and non-assessable immediately prior to the consummation of the offering of the Company’s common shares as contemplated in the Registration Statement.  The Issued Shares are common shares of the Company issued upon the conversion of the Company’s outstanding Class A common shares into a single class of common shares (the “Conversion”), after giving effect to the 2 for 3 share split (the “Share Split”) (each as further described in the Registration Statement). Each of the Conversion and the Share

Split will occur immediately prior to the consummation of the offering of the Company’s common shares as contemplated in the Registration Statement and, therefore, the Issued Shares are not, as of the date hereof, validly issued, fully paid and non-assessable and will only be validly issued, fully paid and non-assessable immediately prior to consummation of the offering.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at 212-728-8616 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Michael Groll
Michael Groll
of Willkie Farr & Gallagher LLP

Enclosures

cc:	Mark Casale
Mary Lourdes Gibbons
Matthew Jones